UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

ITEM 1. INFORMATION REQUIRED IN A CURRENT REPORT

(a) Press Release Regarding Q1 2023 Financial Results

On May 15, 2023, Music Licensing, Inc. (OTC: SONG) issued a press release announcing its financial results for the first quarter ended March 31, 2023. The press release contains information about the Company's financial position, including key metrics and data points, such as EPS, Book Value, and all other standard metrics.

The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 1-U and is incorporated herein by reference.

ITEM 9.1 OTHER EVENTS

On May 15, 2023, Music Licensing, Inc. (OTC: SONG) released its unaudited financial statements for the three months period ended March 31, 2023. The financial statements include the Balance Sheet Statement, Income Statement, Statement of Cash Flow, and Statement of Changes in Equity. The financial statements are attached as Exhibit 99.2 to this Current Report on Form 1-U and are incorporated herein by reference.

ITEM 9.2 FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements of Businesses Acquired. Not applicable.

(b) Pro Forma Financial Information. Not applicable.

(c) Shell Company Transactions. Not applicable.

(d) Exhibits. The following exhibits are filed as part of this report:

Exhibit No.	Description
99.1	Press Release dated May 15, 2023, regarding the Q1 2023 Financial Results
99.2	Unaudited Financial Statements for the three months period ended March 31, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: May 15, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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